Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER FILES TERMS OF ITS PROPOSED EQUITY FOR DEBT
EXCHANGE OFFER
Proposed Offer Would Reduce Debt by Nearly $500 Million

        HAMILTON, BERMUDA, April 13, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced that it filed the terms of its proposed equity for debt exchange offer with the Securities and Exchange Commission (SEC). If the exchange offer is executed as proposed and at minimum required participation levels, it would reduce Foster Wheeler's existing debt by nearly $500 million, extend the maturities on $150 million of debt to 2011 and reduce interest expense by approximately $30 million per year. The exact amounts will depend on the terms of the final offer, as declared effective by the SEC, and actual participation levels.

        "This filing marks an important step towards completing our balance sheet restructuring," said Raymond J. Milchovich, chairman, president and chief executive officer. "We appreciate the confidence in the company's future that will be expressed by those investors who accept equity in the newly capitalized company in exchange for debt. Upon completion of the exchange as proposed, our debt would be reduced by nearly $500 million with a corresponding reduction in interest payments. The debt reduction, together with the sale of new notes to retire our funded bank debt, would eliminate any material scheduled debt maturities over the next five years, improving our financial position and providing financial flexibility as we move ahead. Our goal is to complete the exchange offer by the end of May."

        The proposed exchange offer, as described in the registration statement filed with the SEC, includes the exchange of (i) senior secured debt due 2005 for a combination of equity and new senior secured debt due 2011; (ii) convertible debt and Robbins bonds for equity; and (iii) trust preferred securities for cash or equity at the option of the holder. The completion of the exchange offer is subject to, among other things, clearance of the registration statement by the SEC and state securities commissions, and attaining certain minimum participation thresholds.

        As previously announced, Foster Wheeler has obtained a commitment from a group of institutional holders of its debt securities to purchase $120 million of new senior secured notes due 2011, contingent on the closing of the exchange offer on terms satisfactory to such institutional holders. The proceeds will be used to repay the term and revolving debt outstanding under Foster Wheeler's existing credit agreement.

        "We believe we have built the foundation for successful performance with the operational initiatives we have put in place," continued Mr. Milchovich. "Foster Wheeler has a long history of delivering exceptional quality, service and technology to a sophisticated client base worldwide. The significantly improved balance sheet from this recapitalization will provide better support for our global operating companies to compete favorably and to achieve their full business potential."

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Notes to Editor:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2.
Safe Harbor Statement

This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K and the following, could cause the company's business conditions and results to differ materially from what is contained in forward- looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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4-13-04

Media Contact:	Richard Tauberman	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000